TASEKO ANNOUNCES RECORD QUARTERLY COPPER AND MOLYBDENUM SHIPMENTS

April 4, 2014, Vancouver, BC - Taseko (TSX: TKO; NYSE MKT: TGB) (the "Company") announces first quarter 2014 total sales of 40 million pounds of copper and 589 thousand pounds of molybdenum from its 75% owned Gibraltar Mine. The significant increase in copper sales was a result of strong production for the quarter as well as a reduction in higher than normal inventory levels.

In the first quarter 2014, total production was 34.5 million pounds of copper and 566 thousand pounds of molybdenum, a 49% and 59% increase, respectively, since the first quarter 2013.

Russell Hallbauer, President and CEO of Taseko, commented, “Our strong copper sales volumes for the quarter are a result of our successful efforts to move concentrate from the mine site to Vancouver for vessel loading prior to quarter end. These results were achieved despite inconsistent rail service due to severe winter weather in the Canadian prairies which impacted all bulk rail shippers throughout the country. Our goal is to maintain minimum inventory levels going forward.”

Mr. Hallbauer added, “As anticipated, copper grade for the quarter was below the Granite Pit average grade, although slightly higher than predicted. Recoveries for both copper and molybdenum improved significantly in the quarter. Copper recovery improved from the 82% realized in the fourth quarter 2013 to 88% in March. In the first quarter, our new molybdenum separation facility operated exceptionally well with recovery rates improving each month. In March, molybdenum recovery averaged 51%, exceeding design targets. Mill availability in the first quarter improved to 90%, roughly 4% below target. While mill availability improved, a planned six-day down, for scheduled repairs to the primary crusher and conveyor system for concentrator #1, impacted total throughput which was 7.0 million tons for the quarter.”

Mr. Hallbauer concluded, “Our Gibraltar operations team continues to improve the performance of both Gibraltar concentrators. The combined production facility is operating at a steady-state and very close to targeted rates, although there is still work to be done on the metal recoveries and mill availability.”

Note: Gibraltar is a Joint Venture owned by Taseko Mines Limited (75%) and Cariboo Copper Corp. (25%). All production and sales figures are reported on a 100% basis, unless otherwise noted.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.